Exhibit 99.1

MTS Announces Receipt of NASDAQ Delisting Notice

RA'ANANA, Israel– May , 2019 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, announced today that it received a letter from the Listing Qualifications Department of the Nasdaq Stock Market ("NASDAQ") on May 7, 2019 (the "Letter"), informing the Company that it no longer complies with the minimum $2,500,000 stockholders’ equity requirement for continued listing as set forth in NASDAQ Listing Rule 5550(b)(1).

As previously disclosed, on May 7, 2018 the Company received a NASDAQ Staff Determination letter indicating that the it had failed to comply with the continued listing requirement that it maintain either a minimum of $2,500,000 in stockholders’ equity, or $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year, or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 5550(b)(1) (the “Rule”), and that the Staff was reviewing the Company’s eligibility for continued listing on The NASDAQ Capital Market. In accordance with NASDAQ Marketplace Rule 5810(c)(2)(A), the Company submitted a plan to regain compliance and on July 27, 2018 the staff of the Listing Qualifications Department (the “Staff”) granted the Company an extension to regain compliance with the Rule.

Subsequently, the Company implemented various cost-cutting measures and received proceeds of $1.7 million from the sale of ordinary shares and a newly created class of convertible preferred shares. The Company disclosed that as a result of these actions it believed that it had regained compliance with the Rule. Based on such disclosure, the Staff notified the Company on December 6, 2018, that it had regained compliance with the Rule, but noted that if the Company failed to evidence compliance upon filing its periodic report for the year ended December 31, 2018, it may be subject to delisting. On April 8, 2019, the Company filed its annual report on Form 20-F for the year ended December 31, 2018, reporting stockholders’ equity of $2,403,000. The Form indicated in a subsequent event footnote that the Company had sold additional securities subsequent to the year-end and received $125,000 in additional equity. Upon review, the Staff determined that the Company no longer complies with the Rule and in accordance with its letter of December 6, 2018, the Staff determined to delist the Company’s securities from NASDAQ. In that regard, unless the Company requests an appeal of this determination, trading of the Company's securities will be suspended at the opening of business on May 16, 2019, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the "SEC"), which will remove the Company's securities from listing and registration on the Nasdaq Stock Market. The Company intends to appeal the Staff’s determination to a Hearings Panel (the "Panel"). A hearing request will stay the suspension of the Company's securities and the filing of a Form 25-NSE pending the Panel's decision. There can be no assurance that the Company will be successful in its appeal, that the Panel will grant the Company an additional compliance period prior to suspension and delisting of the Company’s securities from the Nasdaq Stock Market or that, if the Panel grants an additional compliance period, that the Company would be able to regain and maintain compliance with the Rule.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides call accounting and TEM solutions and services. MTS’s telecommunications business is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

Ofira Bar, CFO

Tel: +972-9-7777-540